SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 08 February, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Top of page 1
FOR IMMEDIATE RELEASE
London 8 February 2022
BP p.l.c. Group results
Fourth quarter and full year 2021

"For a printer friendly version of this announcement please click on the link below to open a PDF version of this announcement."

http://www.rns-pdf.londonstockexchange.com/rns/9507A_1-2022-2-7.pdf

Performing while transforming

Financial summary	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Profit (loss) for the period attributable to bp shareholders	2,326	(2,544)	1,358	7,565	(20,305)
Inventory holding (gains) losses*, net of tax	(358)	(390)	(533)	(2,826)	2,201
Replacement cost (RC) profit (loss)*	1,968	(2,934)	825	4,739	(18,104)
Net (favourable) adverse impact of adjusting items*(a), net of tax	2,097	6,256	(710)	8,076	12,414
Underlying RC profit (loss)*	4,065	3,322	115	12,815	(5,690)
Operating cash flow*	6,116	5,976	2,269	23,612	12,162
Capital expenditure*	(3,633)	(2,903)	(3,491)	(12,848)	(14,055)
Divestment and other proceeds(b)	2,265	313	4,173	7,632	6,586
Net issue (repurchase) of shares	(1,725)	(926)	-	(3,151)	(776)
Net debt*(c)	30,613	31,971	38,941	30,613	38,941
ROACE* (%)				13.3%	(3.8)%
Adjusted EBIDA*				30,783	19,244
Announced dividend per ordinary share (cents per share)	5.46	5.46	5.25	21.63	26.25
Underlying RC profit (loss) per ordinary share* (cents)	20.53	16.48	0.57	63.65	(28.14)
Underlying RC profit (loss) per ADS* (dollars)	1.23	0.99	0.03	3.82	(1.69)

● Net debt reduced for seventh quarter in a row to $30.6bn end 2021	● 2021 ROACE 13.3%	● Delivering distributions - $4.15bn total buyback from 2021 surplus cash flow	● Continued strategic momentum - seven major projects; accelerated EV strategy; growing offshore wind portfolio

2021 shows bp doing what we said we would - performing while transforming. We've strengthened the balance sheet and grown returns. We're delivering distributions to shareholders with $4.15 billion of buybacks announced and the dividend increased. And we're investing for the future. We've made strong progress in our transformation to an integrated energy company: focusing and high grading our hydrocarbons business, growing in convenience and mobility and building with discipline a low carbon energy business - now with over 5GW in offshore wind projects - and significant opportunities in hydrogen.

Bernard Looney Chief executive officer

(a)      Prior to 2021 adjusting items were reported under two different headings - non-operating items and fair value accounting effects*. See page 29 for more information.

(b)     Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 3 for more information on other proceeds.

(c)      See Note 9 for more information.

RC profit (loss), underlying RC profit (loss), net debt, ROACE and adjusted EBIDA are non-GAAP measures. Inventory holding (gains) losses and adjusting items are non-GAAP adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 35.

Top of page 2

Highlights
Underlying results and cash flow
●    Underlying replacement cost profit* for the quarter was $4.1 billion, compared with $3.3 billion for the previous quarter. This result was driven by higher oil and gas realizations, higher upstream* production volumes and stronger refining commercial optimization, partly offset by a significantly lower oil trading result and an average contribution from gas marketing and trading and the impact of higher energy costs.
●     Reported profit for the quarter was $2.3 billion, compared with a loss of $2.5 billion for the third quarter 2021. The reported result includes adjusting items* before tax of $3.0 billion with net impairments of $1.1 billion and adverse fair value accounting effects* of $0.9 billion primarily due to further increases in forward gas prices compared to the third quarter.
●     Operating cash flow* of $6.1 billion includes a working capital* build of $2.2 billion (after adjusting for inventory holding gains* and fair value accounting effects).
●     bp received $7.6 billion of divestment and other proceeds in the full year including $2.3 billion during the fourth quarter. bp expects to receive proceeds of $2-3 billion in 2022.
●     For full year 2021 ROACE* was 13.3%.

Building a track-record of delivery against our disciplined financial frame
●     For the fourth quarter bp has announced a dividend of 5.46 cents per ordinary share payable in March 2022.
●     Net debt* fell to $30.6 billion at the end of the fourth quarter - a reduction of $8.3 billion compared to fourth quarter 2020.
●     Capital expenditure* in the fourth quarter and full year was $3.6 billion and $12.8 billion respectively. bp now expects capital expenditure of $14-15 billion in 2022 and continues to expect a range of $14-16 billion per annum through 2025.
●     During 2021 bp generated surplus cash flow* of $6.3 billion.
●     Share buybacks of $1.725 billion were executed during the fourth quarter including $1.25 billion announced with third quarter results and $475 million to complete the buybacks announced with second quarter results.
●     bp intends to execute a further $1.5 billion share buyback from 2021 surplus cash flow prior to announcing its first quarter 2022 results.
●     For 2022, and subject to maintaining a strong investment grade credit rating, bp is committed to using 60% of surplus cash flow for share buybacks and intends to allocate the remaining 40% to strengthen the balance sheet.
●     On average, based on bp's current forecasts, at around $60 per barrel Brent and subject to the board's discretion each quarter, bp expects to be able to deliver share buybacks of around $4.0 billion per annum and have capacity for an annual increase in the dividend per ordinary share of around 4% through 2025.
●     In addition, to date in 2022, bp has executed a share buyback of $500 million to offset the expected full year dilution from the vesting of awards under employee share schemes in 2022.
●     The board will take into account factors including the cumulative level of and outlook for surplus cash flow*, the cash balance point* and the maintenance of a strong investment grade credit rating in setting the dividend per ordinary share and the buyback each quarter.

Investing for the future - transforming to an Integrated Energy Company
●     In a separate announcement, bp has today provided an update on the significant progress made in executing its transformation to an IEC since outlining its new strategy. Since announcing third quarter results:
-    In resilient and focused hydrocarbons bp announced the start-up of Platina, offshore Angola - the seventh major project* start-up during the year. In addition, bp has taken further steps to drive portfolio competitiveness supporting the proposed acquisition of Lundin Energy's oil and gas business by Aker BP.
-    In convenience and mobility, bp acquired EV fleet charging provider AMPLY Power in the US, and in the UK, bp and Marks & Spencer agreed to extend their convenience partnership until at least 2030.
-    In low carbon bp has continued to advance its offshore wind strategy with the award of a lease option with 2.9GW gross potential in the Scotwind auction and finalizing offtake terms for the Empire Wind 2 and Beacon Wind 1 projects offshore New York. In addition, bp has announced plans for a new large-scale green hydrogen production facility in the UK - HyGreen Teeside - and formed a strategic partnership with Oman to progress an integrated project to deliver world-class scale renewable energy and green hydrogen.

During 2021 we established a track-record of delivery against our financial frame with four quarters of strong underlying financial performance. We raised our dividend, substantially reduced net debt, invested with discipline, announced $4.15 billion of share buybacks and drove returns to 13.3%. Looking ahead, our priorities for capital allocation are unchanged and we remain committed to the continued execution of this plan.

Murray Auchincloss Chief financial officer

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 41.

Top of page 3

Financial results

At 31 December 2020, the group's reportable segments were Upstream, Downstream and Rosneft. From the first quarter of 2021, the group's reportable segments are gas & low carbon energy, oil production & operations, customers & products, and Rosneft. Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see note 1 Basis of preparation - Change in segmentation.

In addition to the highlights on page 2:
● Profit attributable to bp shareholders in the fourth quarter was $2,326 million with a profit of $7,565 million for the full year compared with a profit of $1,358 million and a loss of $20,305 million in the fourth quarter and full year of 2020 respectively. Underlying replacement cost profit* has improved as a result of higher oil and gas prices and refining margins and stronger trading results; however this improvement in the fourth quarter compared to 2020 has been somewhat offset by the impact of adjusting items*. The level of adverse adjusting items for the full year 2021 was lower than in 2020 and the full year 2021 profit attributable to shareholders also included an inventory holding gain compared with a loss in full year 2020.

● Adjusting items in the fourth quarter and full year were an adverse pre-tax impact of $2,985 million and $8,697 million respectively compared with an adverse pre-tax impact of $5 million and $16,649 million in the same periods of 2020 respectively. The fourth quarter and full year 2021 charges were driven by adverse fair value accounting effects* of $856 million and $8,075 million respectively primarily arising from the exceptional increase in forward gas prices. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. This mismatch at the end of 2021 is expected to unwind if prices decline and as the cargoes are delivered. The 2020 full year charge was primarily driven by net impairment charges of $13,688 million which were mainly recorded in the second quarter. Pre-tax net impairment charges of $1,131 million and net reversals of $1,352 million are included in the fourth quarter and full year 2021 adjusting items total respectively.

● The effective tax rate (ETR) on RC profit or loss* for the fourth quarter and full year was 38% and 51% respectively, compared with -141% and 16% for the same periods in 2020. Excluding adjusting items*, the underlying ETR* for the fourth quarter and full year was 34% and 32% respectively, compared with 40% and -14% for the same periods a year ago. The lower underlying ETR for the fourth quarter reflects changes in the geographical mix of profits. The underlying ETR for the full year is higher than the same period a year ago due to the absence of the exploration write-offs with a limited deferred tax benefit and the reassessment of deferred tax asset recognition. ETR on RC profit or loss and underlying ETR are non-GAAP measures.

● Operating cash flow* was $6.1 billion for the fourth quarter, and $23.6 billion for the full year, compared with $2.3 billion and $12.2 billion for the same periods of 2020. Fourth quarter and full year 2021 includes $0.1 billion and $0.9 billion respectively of cash flow relating to severance costs associated with the reinvent programme.

● Total divestment and other proceeds for the fourth quarter and full year were $2.3 billion and $7.6 billion respectively, compared with $4.2 billion and $6.6 billion for the same periods in 2020. For the fourth quarter this includes $1.5 billion of proceeds relating to the 2020 divestment of bp's Alaska business to Hilcorp.

● Other proceeds in the full year 2021 were $0.7 billion from the sale of a 49% interest in a controlled affiliate holding certain refined product and crude logistics assets onshore US. In the fourth quarter and full year 2020 other proceeds were $0.2 billion in relation to the sale of an interest in bp's New Zealand retail property portfolio  and also in the full year 2020 $0.5 billion in relation to the sale of an interest in bp's UK retail property portfolio and $0.5 billion in relation to TANAP pipeline refinancing. The other proceeds from the US transaction in 2021 and the UK and New Zealand transactions in 2020 are reported within financing activities in the condensed group cash flow statement.

● At the end of the fourth quarter, net debt* was $30.6 billion, compared to $32.0 billion at the end of the third quarter 2021 and $38.9 billion at the end of the fourth quarter 2020.

Top of page 4

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
RC profit (loss) before interest and tax
gas & low carbon energy	1,911	(4,135)	(638)	2,133	(7,068)
oil production & operations	3,212	2,692	66	10,501	(14,583)
customers & products	(426)	1,060	1,245	2,208	3,418
Rosneft	555	868	270	2,429	(149)
other businesses & corporate	(924)	(750)	288	(2,777)	(579)
Consolidation adjustment - UPII*	(7)	(42)	(77)	(67)	89
RC profit (loss) before interest and tax	4,321	(307)	1,154	14,427	(18,872)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(751)	(688)	(759)	(2,855)	(3,148)
Taxation on a RC basis	(1,350)	(1,740)	557	(5,911)	3,492
Non-controlling interests	(252)	(199)	(127)	(922)	424
RC profit (loss) attributable to bp shareholders*	1,968	(2,934)	825	4,739	(18,104)
Inventory holding gains (losses)*	472	500	695	3,655	(2,868)
Taxation (charge) credit on inventory holding gains and losses	(114)	(110)	(162)	(829)	667
Profit (loss) for the period attributable to bp shareholders	2,326	(2,544)	1,358	7,565	(20,305)

Analysis of underlying RC profit (loss) before interest and tax

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	2,211	1,807	154	7,528	689
oil production & operations	4,024	2,461	563	10,292	(5,888)
customers & products	611	1,158	126	3,252	3,088
Rosneft	745	923	311	2,720	56
other businesses & corporate	(535)	(373)	(109)	(1,383)	(882)
Consolidation adjustment - UPII	(7)	(42)	(77)	(67)	89
Underlying RC profit (loss) before interest and tax	7,049	5,934	968	22,342	(2,848)
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(494)	(513)	(568)	(2,073)	(2,523)
Taxation on an underlying RC basis	(2,238)	(1,900)	(158)	(6,532)	(743)
Non-controlling interests	(252)	(199)	(127)	(922)	424
Underlying RC profit (loss) attributable to bp shareholders*	4,065	3,322	115	12,815	(5,690)
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 6-14 for the segments.

Operating Metrics

Operating metrics	Year 2021	vs Year 2020
Tier 1 and tier 2 process safety events*	62	-8
Reported recordable injury frequency*	0.164	+24.5%
Group production (mboe/d)(a)	3,316	-4.5%
upstream* production (mboe/d) (excludes Rosneft segment)	2,218	-6.6%
upstream unit production costs*(b) ($/boe)	6.82	+6.7%
bp-operated hydrocarbon plant reliability*	94.0%	0.0
bp-operated refining availability*(a)	94.8%	-1.2
(a)      See Operational updates on pages 6, 8 and 10.

(b)     Reflecting lower volumes and higher costs including phasing impacts.

Reserves replacement ratio*
The organic reserves replacement ratio on a combined basis of subsidiaries and equity-accounted entities was 50% for the year. Including acquisitions and divestments, the total reserves replacement was 16%.

Top of page 5

Outlook & Guidance

Macro outlook
● We expect oil supply and demand to move back into balance through 2022; however with lower levels of spare capacity price volatility is likely.

● OPEC+ decision making on production levels continues to be a key factor in oil prices and market rebalancing.

● In gas markets, with ongoing geopolitical uncertainty, and low storage levels, we see the potential for continued price volatility.

● In the first quarter of 2022, we expect industry refining margins to remain broadly flat compared to the fourth quarter of 2021.

1Q22 guidance

● Looking ahead, we expect first-quarter 2022 reported upstream* production to be lower than fourth-quarter 2021 reflecting base decline and higher maintenance. Within this, we expect production from both oil production & operations and gas & low carbon to be lower.

● In our customer businesses we expect product demand to remain impacted by ongoing uncertainty around COVID-19 restrictions and continued additive supply shortages in Castrol. In products we expect energy costs to remain under pressure.

2022 Guidance
In addition to the guidance on page 2:
● For full year 2022 we expect both reported and underlying upstream* production to be broadly flat compared with 2021. Within this, we expect production from oil production & operations to be slightly higher and production from gas & low carbon to be slightly lower. We expect the start-up of Mad Dog Phase 2 in the second half of the year and first gas from the Tangguh expansion project in 2023.
● The other businesses & corporate underlying annual charge is expected to be in a range of $1.2-1.4 billion for 2022. The charge may vary from quarter to quarter.

● Depreciation, depletion and amortization is expected to be at a similar level to 2021.

● The underlying ETR* for 2022 is expected to be around 35% but is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group's profits and losses.

● We expect divestment and other proceeds for the year of $2-3 billion. Our target of $25 billion of divestment and other proceeds between the second half of 2020 and 2025 is now underpinned by agreed or completed transactions of around $15.5 billion with almost $12.8 billion of proceeds received.

● Gulf of Mexico oil spill payments for the year are expected to be around $1.4 billion pre-tax.

COVID-19 Update

● bp's future financial performance, including cash flows and net debt, will be impacted by the extent and duration of the current market conditions and the effectiveness of the actions that it and others take, including its financial interventions. It is difficult to predict when all current supply and demand imbalances will be resolved and what the ultimate impact of COVID-19 will be.

● bp continues to take steps to protect and support its staff through the pandemic. Precautions in operations and offices together with enhanced support and guidance to staff continue with a focus on safety, health and hygiene, homeworking and mental health. Decisions on working practices and return to office based working are being taken with caution and in compliance with local and national guidelines and regulations.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 41.

Top of page 6

gas & low carbon energy

Financial results
●      The replacement cost profit before interest and tax for the fourth quarter and full year was $1,911 million and $2,133 million respectively, compared with a loss of $638 million and $7,068 million for the same periods in 2020. The fourth quarter and full year include an adverse impact of net adjusting items* of $300 million and $5,395 million respectively, compared with an adverse impact of net adjusting items of $792 million and $7,757 million for the same periods in 2020.

●      After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the fourth quarter and full year was $2,211 million and $7,528 million respectively, compared with $154 million and $689 million for the same periods in 2020.

●      The underlying replacement cost profit for the fourth quarter, compared with the same period in 2020, reflects higher realizations, higher production and a higher gas marketing and trading result, offset by a higher depreciation, depletion and amortization charge. For the full year, compared with the same period in 2020, the underlying replacement cost profit mainly reflects higher realizations, higher production and an exceptional gas marketing and trading result, offset by a higher depreciation, depletion and amortization charge.

Operational update
●      Reported production for the quarter and full year were 974mboe/d and 912mboe/d respectively, higher than the same periods in 2020 mainly due to major project* start-ups, partially offset by base decline and the partial divestment in Oman. Underlying production* was also higher, by 26.5% and 9.0% for the quarter and full year respectively, mainly due to major project* start-ups, partially offset by base decline.

●      Renewables pipeline* at the end of the quarter was 23.1GW (bp net). The renewables pipeline decreased by 0.2GW during the quarter as a result of new projects more than offset by promotions to FID. For the full year the pipeline grew by 12.2GW (bp net), due to growth in Lightsource bp (LSbp) and the acquisition of a 9GW development pipeline from 7X Energy.

Strategic progress
gas
●      On 10 January bp and its partner Eni were awarded the new exploration block EGY-MED-E5 in Egypt following a successful bidding round organized by the Egyptian Natural Gas Holding Company. The block is located in the Eastern Mediterranean Sea.

●      In December 2021 and January 2022, bp signed two 10-year sale and purchase agreements with State Power Investment Co. Ltd. (SPIC) and Qianhai Foran Energy Co. Ltd.  Both agreements will start in 2023, and bp will provide in total about 300,000 tonnes per year of pipeline gas. The supply will be re-gasified through Guangdong Dapeng LNG's receiving terminal, in which bp has a 30% stake.

low carbon energy
●      On 17 January bp and its partner EnBW were awarded a lease option off the east coast of Scotland to develop a major offshore wind project. The approximately 860km2 lease is located around 60km off the coast of Aberdeen, allowing the partners to develop it as a fixed-bottom offshore wind project with a total generating capacity of around 2.9GW (1.45GW bp net), sufficient to power more than three million homes.

●      On 17 January bp and Oman formed a strategic partnership to progress world-class scale renewable energy and green hydrogen development in Oman. As part of the agreement, bp will capture and evaluate solar and wind data from 8,000km2 of land, to support the Government of Oman in approving the future developments of renewable energy and green hydrogen hubs within this area.

●      On 14 January bp and its partner Equinor signed a 25 year purchase and sale agreement with the New York State Energy Research and Development Authority (NYSERDA) for 2.5GW of power offtake agreements for US projects Empire Wind II and Beacon Wind I.

●      In the fourth quarter LSbp developed 17 projects to FID in five countries taking their overall total capacity developed to FID to 2,038MW for the full year, compared to 1,403MW for the same period in 2020. In the fourth quarter LSbp continued to grow its pipeline of projects including securing its first projects in Poland with a 757MW acquisition.

●      On 29 November bp confirmed it is planning a new large-scale green hydrogen production facility, HyGreen Teesside, in the North-East of England that could deliver up to 500 megawatts electrical input (MWe) of hydrogen production capacity by 2030. The initial phase is for 60MWe and bp is aiming to start production by 2025.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Profit (loss) before interest and tax	1,903	(4,120)	(628)	2,166	(7,049)
Inventory holding (gains) losses*	8	(15)	(10)	(33)	(19)
RC profit (loss) before interest and tax	1,911	(4,135)	(638)	2,133	(7,068)
Net (favourable) adverse impact of adjusting items	300	5,942	792	5,395	7,757
Underlying RC profit before interest and tax	2,211	1,807	154	7,528	689
Taxation on an underlying RC basis	(509)	(389)	(152)	(1,677)	(773)
Underlying RC profit (loss) before interest	1,702	1,418	2	5,851	(84)

Top of page 7

gas & low carbon energy (continued)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,265	1,230	721	4,464	3,457

Exploration write-offs
Exploration write-offs(a)	2	14	42	43	1,741

Adjusted EBITDA*
Total adjusted EBITDA	3,478	3,051	914	12,035	5,214

Capital expenditure*
gas	928	736	929	3,180	4,012
low carbon energy(b)	109	336	541	1,561	596
Total capital expenditure	1,037	1,072	1,470	4,741	4,608

(a)      Fourth quarter and full year 2020 include a write-off of $3 million and $673 million respectively, which have been classified within the 'other' category of adjusting items.

(b)     Full year 2021 includes $712 million in respect of the remaining payment to Equinor for our investment in our strategic US offshore wind partnership and $326 million as a lease option fee deposit paid to The Crown Estate in connection with our participation in the UK Round 4 Offshore Wind Leasing together with our partner EnBW.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
Production (net of royalties)(c)
Liquids* (mb/d)	122	109	98	113	96
Natural gas (mmcf/d)	4,941	4,520	4,049	4,632	4,379
Total hydrocarbons* (mboe/d)	974	889	796	912	851

Average realizations*(d)
Liquids ($/bbl)	71.63	66.39	36.51	63.60	35.63
Natural gas ($/mcf)	6.94	5.26	3.37	5.11	3.25
Total hydrocarbons* ($/boe)	43.68	34.91	21.27	33.75	20.71
(c)      Includes bp's share of production of equity-accounted entities in the gas & low carbon energy segment.

(d)     Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
low carbon energy	2021	2021	2020	2021	2020

Renewables (bp net, GW)
Installed renewables capacity*	1.9	1.7	1.5	1.9	1.5

Developed renewables to FID*	4.4	3.6	3.3	4.4	3.3
Renewables pipeline	23.1	23.3	10.9	23.1	10.9
of which by geographical area:
Renewables pipeline - Americas	16.2	16.8	6.3	16.2	6.3
Renewables pipeline - Asia Pacific	1.4	1.1	0.8	1.4	0.8
Renewables pipeline - Europe	5.3	5.2	3.7	5.3	3.7
Renewables pipeline - Other	0.2	0.2	0.1	0.2	0.1
of which by technology:
Renewables pipeline - offshore wind	3.7	3.7	2.2	3.7	2.2
Renewables pipeline - solar	19.4	19.6	8.7	19.4	8.7
Total Developed renewables to FID and Renewables pipeline	27.5	26.9	14.1	27.5	14.1

Top of page 8

oil production & operations

Financial results
●      The replacement cost profit before interest and tax for the fourth quarter and full year was $3,212 million and $10,501 million respectively, compared with a profit of $66 million and a loss of  $14,583 million for the same periods in 2020. The fourth quarter and full year include an adverse impact of net adjusting items* of $812 million and a favourable impact of net adjusting items of $209 million respectively, compared with an adverse impact of net adjusting items of $497 million and $8,695 million for the same periods in 2020.

●      After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the fourth quarter and full year was $4,024 million and $10,292 million respectively, compared with a profit of $563 million and a loss of $5,888 million for the same periods in 2020.

●      The underlying replacement cost profit for the fourth quarter, compared with the same period in 2020, primarily reflects higher liquids and gas realizations. For the full year, compared with the same period in 2020, the underlying replacement cost profit mainly reflects higher liquids and gas realizations and significantly lower exploration write-offs, partially offset by lower volumes.

Operational update
●      Reported production for the quarter was 1,358mboe/d, which is flat with the fourth quarter of 2020. Underlying production* for the quarter was 4.0% higher reflecting lower weather impacts from hurricanes in the Gulf of Mexico and the ramp-up and start-up of major projects*.

●      Reported production for the full year was 1,307mboe/d, 14.2% lower than the same period in 2020. This includes price impacts on PSA* and TSC* entitlement volumes and the impact of divestments in Alaska and BPX Energy. Underlying production for the full year decreased by 3.8% mainly due to impacts from reduced capital investment and decline.

Strategic progress
●      On 11 November bp sold 7,718,571 shares, representing a 2.1% stake in Aker BP ASA, for a total of NOK 2.39 billion. Following the sale, at 31 December 2021 bp held a 27.85% interest, Aker held 37.14% and the portion of shares available to public investors was 35%.

●      On 15 November Rosneft announced that the Yermak Neftegaz LLC joint venture (Rosneft 51%, bp 49%) discovered a material new gas condensate field in the Taymyr Peninsula.

●      On 25 November bp announced the start of production from its Platina project in Block 18 in Angola (bp 46% operator, Sinopec 37.72%, Sonangol P&P 16.28%).

●      On 3 December bp confirmed the start of production from CLOV Phase 2, a tie-back to the existing CLOV Floating Production, Storage and Offloading unit in Block 17, Angola (TotalEnergies 38% operator, Equinor 22.16%, ExxonMobil 19%, bp 15.84% and Sonangol P&P 5%).

●      On 21 December Aker BP announced its proposed acquisition of the oil and gas business of Lundin Energy, through a statutory merger. Following completion of the merger, which is subject to approvals, bp is expected to own 15.9% in the combined company (Aker 21.2%, Nemesia S.á.r.l 14.4%, other Aker BP and Lundin Energy shareholders 48.6%).

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Profit (loss) before interest and tax	3,212	2,691	76	10,509	(14,585)
Inventory holding (gains) losses*	-	1	(10)	(8)	2
RC profit (loss) before interest and tax	3,212	2,692	66	10,501	(14,583)
Net (favourable) adverse impact of adjusting items	812	(231)	497	(209)	8,695
Underlying RC profit (loss) before interest and tax	4,024	2,461	563	10,292	(5,888)
Taxation on an underlying RC basis	(1,235)	(1,220)	(275)	(4,123)	70
Underlying RC profit (loss) before interest	2,789	1,241	288	6,169	(5,818)

Top of page 9

oil production & operations (continued)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,628	1,767	1,786	6,528	7,787

Exploration write-offs
Exploration write-offs(a)	45	16	112	125	8,179

Adjusted EBITDA*
Total adjusted EBITDA	5,697	4,244	2,461	16,945	8,777

Capital expenditure*
Total capital expenditure	1,272	1,099	1,133	4,838	5,829

(a)      Full year 2020 includes a write-off of $1,301 million which has been classified within the 'other' category of adjusting items.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
Production (net of royalties)(b)
Liquids* (mb/d)	1,004	975	1,021	978	1,133
Natural gas (mmcf/d)	2,053	1,961	1,962	1,903	2,264
Total hydrocarbons* (mboe/d)	1,358	1,313	1,359	1,307	1,524

Average realizations*(c)
Liquids ($/bbl)	71.07	65.53	38.58	62.57	36.21
Natural gas ($/mcf)	9.27	5.61	2.38	5.90	1.53
Total hydrocarbons* ($/boe)	66.94	57.72	33.18	56.19	29.88
(b)     Includes bp's share of production of equity-accounted entities in the oil production & operations segment.

(c)      Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Top of page 10

customers & products
Financial results
●      The replacement cost loss before interest and tax for the fourth quarter was $426 million and profit for the full year was $2,208 million, compared with a profit of $1,245 million and $3,418 million for the same periods in 2020. The fourth quarter and full year included an adverse impact of net adjusting items* of $1,037 million and $1,044 million respectively, compared with a favourable impact of net adjusting items of $1,119 million and $330 million for the same periods in 2020.

●      After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the fourth quarter and full year was $611 million and $3,252 million respectively, compared with $126 million and $3,088 million for the same periods in 2020.

●      The customers & products results for the fourth quarter and full year, reflect a stronger performance compared to the same periods in 2020, despite the absence of earnings from our divested petrochemicals business and ongoing COVID impacts.

●      customers - convenience and mobility results, excluding Castrol, for the quarter and full year were similar to 2020 with the benefit of higher volumes offset by the impact of rising commodity costs and increased employee, and digital and marketing expenditure in support of our strategic growth agenda. Convenience gross margin* delivery was a record for the year.
Castrol result in the quarter was lower than 2020 with the benefit of higher volumes more than offset by the impact of significantly higher industry base oil prices and continuing additive shortages. The full-year result was stronger than 2020.  Premium volumes grew and growth markets delivered material earnings growth despite the impact of significantly higher industry base oil prices and additive shortages.

●      products - the products results were higher for the quarter and full year due to an improved refining result, partially offset by a lower trading contribution, compared to the same periods in 2020. In refining, the results for the quarter and full year were higher due to improved refining margins, higher utilization and commercial optimization. This was partially offset by a higher level of combined turnaround and maintenance activity and increased energy costs.

Operational update
●      Utilization for the quarter and full year was around 8 and 5 percentage points higher than the same periods in 2020 mainly due to lower COVID related demand impacts. bp-operated refining availability* for the fourth quarter and full year was 95.4% and 94.8% respectively, lower compared with 96.1% and 96.0% for the same periods in 2020, due to a higher level of maintenance activity.

Strategic progress
●      Strategic convenience sites* grew to 2,150, an increase of more than 200 compared to 2020.

●      In January, bp and Marks & Spencer agreed to extend their convenience partnership for bp's UK retail forecourts until at least 2030.

●      In the US, we are working with Grabango, a leading provider of checkout-free technology to bring a more seamless store experience to our customers.

●      As a member of the South China Blue Sky Aviation Oil Co. joint venture, bp signed a twenty-five-year extension agreement which increased the JV's presence to over 30 commercial aviation airports in China. bp also agreed to supply sustainable aviation fuel (SAF) to Qantas.

●      An agreement was announced to take full ownership of BP Midstream Partners LP (BPMP), which will deepen bp's interests in midstream assets that support the integration and optimization of our fuels value chain in the US. Completion of the transaction is expected in the second quarter, subject to customary closing conditions.

●      Castrol and Williams Advanced Engineering (WAE) signed a strategic five-year partnership to co-develop EV fluids, with Castrol now the official supplier of EV Thermal Fluids for WAE's electrification programmes and electric motorsport activities including Formula E.

●      EV charge points* grew to over 13,100, of which nearly half are now rapid or ultra-fast charging. In addition:

◦     in EV fleet, we acquired charging provider AMPLY Power in the US, accelerating bp's entry into one of the fastest growing fleet charging markets in the world, and we are working with Royal Mail, the UK's largest fleet, to provide EV charging products and services;

◦     Jio-bp, our fuels and mobility joint venture in India with Reliance, opened their first EV charging hub in Delhi, one of the biggest in India with over 100 charge points.

~~●~~      In refining, we announced our intention to invest in creating an integrated energy hub at bp's Castellón refinery in Spain, to reduce its operational emissions while scaling the production of low carbon products. This could help to position the Valencia region as a strategic point for the decarbonization of Spain.

Top of page 11

customers & products (continued)
	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Profit (loss) before interest and tax	(14)	1,511	1,895	5,563	622
Inventory holding (gains) losses*	(412)	(451)	(650)	(3,355)	2,796
RC profit (loss) before interest and tax	(426)	1,060	1,245	2,208	3,418
Net (favourable) adverse impact of adjusting items	1,037	98	(1,119)	1,044	(330)
Underlying RC profit before interest and tax	611	1,158	126	3,252	3,088
Of which:(a)
customers - convenience & mobility	637	806	682	3,052	2,883
Castrol - included in customers	207	231	262	1,037	818
products - refining & trading	(26)	352	(589)	200	(28)
petrochemicals	-	-	33	-	233
Taxation on an underlying RC basis	(640)	(314)	100	(1,210)	(537)
Underlying RC profit before interest	(29)	844	226	2,042	2,551
(a)      A reconciliation to RC profit before interest and tax by business is provided on page 33.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Adjusted EBITDA*(b)
customers - convenience & mobility	966	1,130	1,006	4,358	4,083
Castrol - included in customers	243	267	304	1,187	979
products - refining & trading	399	775	(167)	1,894	1,658
petrochemicals	-	-	35	-	337
	1,365	1,905	874	6,252	6,078

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	754	747	748	3,000	2,990

Capital expenditure*
customers - convenience & mobility	692	301	401	1,564	2,157
Castrol - included in customers	53	37	69	173	173
products - refining & trading	532	296	365	1,308	1,067
petrochemicals	-	-	4	-	91
Total capital expenditure	1,224	597	770	2,872	3,315
(b)     A reconciliation to RC profit before interest and tax by business is provided on page 33.

Retail(c)	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
bp retail sites* - total (#)	20,500	20,350	20,300	20,500	20,300
bp retail sites in growth markets*	2,700	2,650	2,700	2,700	2,700
Strategic convenience sites*	2,150	2,050	1,900	2,150	1,900
(c)      Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
US	1,151	1,161	1,055	1,115	1,011
Europe	936	968	801	863	823
Rest of World	496	439	457	461	441
	2,583	2,568	2,313	2,439	2,275
Trading/supply sales of refined products(d)	395	425	370	393	416
Total sales volume of refined products	2,978	2,993	2,683	2,832	2,691
(d)     Comparative information for 2020 has been restated for the changes to net presentation of revenues and purchases relating to physically settled derivative contracts effective 1 January 2021. For more information see Note 1 basis of preparation - Voluntary change in accounting policy.

Top of page 12

customers & products (continued)

Refining marker margin*(a)	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
bp average refining marker margin (RMM) ($/bbl)	15.1	15.2	5.9	13.2	6.7
(a)      In 2021 the RMM has been updated to reflect changes in bp's portfolio, and the update of crude reference for Mediterranean region. On this basis the fourth quarter and full year 2020 RMM would be $6.1/bbl and $6.8/bbl respectively.

Refinery throughputs (mb/d)	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
US	720	737	708	719	693
Europe	833	804	720	787	742
Rest of World	91	81	200	88	192
Total refinery throughputs	1,644	1,622	1,628	1,594	1,627
bp-operated refining availability* (%)	95.4	95.6	96.1	94.8	96.0

Top of page 13

Rosneft

Financial results
●      The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $555 million and $2,429 million respectively, compared with a profit of $270 million and a loss of  $149 million for the same periods in 2020. The fourth quarter and full year included an adverse impact of net adjusting items* of $190 million and $291 million respectively, compared with an adverse impact of net adjusting items of $41 million and $205 million for the same periods in 2020.

●      After excluding adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $745 million and $2,720 million respectively, compared with a profit of $311 million and $56 million for the same periods in 2020.

●      Compared with the same periods in 2020, the higher result for the fourth quarter primarily reflects higher oil prices partially offset by adverse foreign exchange effects, the higher result for the full year primarily reflects higher oil prices and favourable foreign exchange effects.

●      The extraordinary general meeting held on 30 September adopted a resolution to pay interim dividends of 18.03 roubles per ordinary share which constitute 50% of Rosneft's IFRS net profit for the first half of 2021. bp received a payment of $464 million after a deduction of withholding tax in the fourth quarter.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021(a)	2021	2020	2021(a)	2020
Profit (loss) before interest and tax(b)(c)	623	903	295	2,688	(238)
Inventory holding (gains) losses*	(68)	(35)	(25)	(259)	89
RC profit (loss) before interest and tax	555	868	270	2,429	(149)
Net (favourable) adverse impact of adjusting items	190	55	41	291	205
Underlying RC profit (loss) before interest and tax	745	923	311	2,720	56
Taxation on an underlying RC basis	(73)	(93)	(31)	(269)	(3)
Underlying RC profit (loss) before interest	672	830	280	2,451	53

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021(a)	2021	2020	2021(a)	2020
Production: Hydrocarbons (net of royalties, bp share)
Liquids* (mb/d)	879	876	876	860	877
Natural gas (mmcf/d)	1,433	1,418	1,360	1,380	1,286
Total hydrocarbons* (mboe/d)	1,126	1,120	1,111	1,098	1,098
(a)      The operational and financial information of the Rosneft segment for the fourth quarter and full year is based on preliminary operational and financial results of Rosneft for the three months and full year ended 31 December 2021. Actual results may differ from these amounts. Amounts reported for the fourth quarter are based on bp's 22.03% average economic interest for the quarter (third quarter 2021 22.03% and fourth quarter 2020 22.01%).

(b)     The Rosneft segment result includes equity-accounted earnings arising from bp's economic interest in Rosneft as adjusted for accounting required under IFRS relating to bp's purchase of its interest in Rosneft, and the amortization of the deferred gain relating to the divestment of bp's interest in TNK-BP.

(c)      bp's adjusted share of Rosneft's earnings after Rosneft's own finance costs, taxation and non-controlling interests is included in the bp group income statement within profit before interest and taxation. For each year-to-date period it is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date.

Top of page 14

other businesses & corporate

Other businesses & corporate comprises our innovation & engineering business including bp ventures and Launchpad, regions, cities & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill.

Financial results
●      The replacement cost loss before interest and tax for the fourth quarter and full year was $924 million and $2,777 million respectively, compared with a profit of $288 million and a loss of  $579 million for the same periods in 2020. The fourth quarter and full year included an adverse impact of net adjusting items* of $389 million and $1,394 million respectively, including $212 million and $849 million of adverse fair value accounting effects* respectively, compared with a favourable impact of net adjusting items of $397 million and $303 million, including $450 million and $675 million of favourable fair value accounting effects respectively, for the same periods in 2020. The movement in fair value accounting effects is the primary reason for the significantly higher replacement cost loss before interest and tax for both the fourth quarter and the full year compared with the same periods in 2020.

●      After excluding adjusting items, the underlying replacement cost loss before interest and tax* for the fourth quarter and full year was $535 million and $1,383 million respectively, compared with $109 million and $882 million for the same periods in 2020.

●      The underlying replacement cost charges for the fourth quarter and full year, compared with the same periods in 2020,  include lower uplifts in valuation of ventures investments.

Strategic progress
●      On 25 October bp was selected as the preferred bidder to form a joint venture with Aberdeen City Council to build and operate Scotland's first green hydrogen hub.

●      On 28 October bp signed a collaboration agreement with Infosys to co-develop and pilot an energy as a service solution, which will aim to help businesses improve the energy efficiency of infrastructure and help meet their decarbonization goals.

●      On 17 November bp signed a memorandum of understanding with Aberdeen Harbour to pilot shore power and supply low carbon power to vessels, and to explore the use of hydrogen as a marine fuel.

●      On 29 November bp signed a memorandum of understanding with Schneider Electric to collaborate on low carbon energy solutions to help customers decarbonize.

●      On 25 January bp signed a memorandum of understanding with the Valencia state government in Spain to explore ways to decarbonize public and private mobility and carbon-intensive industries in the region.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Profit (loss) before interest and tax	(924)	(750)	288	(2,777)	(579)
Inventory holding (gains) losses*	-	-	-	-	-
RC profit (loss) before interest and tax	(924)	(750)	288	(2,777)	(579)
Net (favourable) adverse impact of adjusting items(a)	389	377	(397)	1,394	(303)
Underlying RC profit (loss) before interest and tax	(535)	(373)	(109)	(1,383)	(882)
Taxation on an underlying RC basis	128	11	55	294	37
Underlying RC profit (loss) before interest	(407)	(362)	(54)	(1,089)	(845)

(a)      Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 36 for more information.

Top of page 15

Financial statements

Group income statement

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020

Sales and other operating revenues (Note 5)(a)	50,554	36,174	26,406	157,739	105,944
Earnings from joint ventures - after interest and tax	243	197	214	543	(302)
Earnings from associates - after interest and tax	896	1,103	575	3,456	(101)
Interest and other income	259	158	233	581	663
Gains on sale of businesses and fixed assets	286	235	2,757	1,876	2,874
Total revenues and other income	52,238	37,867	30,185	164,195	109,078
Purchases(a)	32,089	23,937	14,420	92,923	57,682
Production and manufacturing expenses	6,397	6,026	6,111	25,843	22,494
Production and similar taxes	406	354	228	1,308	695
Depreciation, depletion and amortization (Note 6)	3,863	3,944	3,426	14,805	14,889
Net impairment and losses on sale of businesses and fixed assets (Note 3)	1,223	220	1,168	(1,121)	14,381
Exploration expense	102	116	214	424	10,280
Distribution and administration expenses	3,365	3,077	2,769	11,931	10,397
Profit (loss) before interest and taxation	4,793	193	1,849	18,082	(21,740)
Finance costs	759	693	749	2,857	3,115
Net finance (income) expense relating to pensions and other post-retirement benefits	(8)	(5)	10	(2)	33
Profit (loss) before taxation	4,042	(495)	1,090	15,227	(24,888)
Taxation	1,464	1,850	(395)	6,740	(4,159)
Profit (loss) for the period	2,578	(2,345)	1,485	8,487	(20,729)
Attributable to
BP shareholders	2,326	(2,544)	1,358	7,565	(20,305)
Non-controlling interests	252	199	127	922	(424)
	2,578	(2,345)	1,485	8,487	(20,729)

Earnings per share (Note 7)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	11.75	(12.63)	6.71	37.57	(100.42)
Diluted	11.66	(12.63)	6.68	37.33	(100.42)
Per ADS (dollars)
Basic	0.70	(0.76)	0.40	2.25	(6.03)
Diluted	0.70	(0.76)	0.40	2.24	(6.03)

(a)      2020 numbers have been restated as a result of changes to the presentation of revenues and purchases relating to physically settled derivative contracts effective 1 January 2021. For more information see Note 1 Basis of preparation - Voluntary change in accounting policy.

Top of page 16

Condensed group statement of comprehensive income

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020

Profit (loss) for the period	2,578	(2,345)	1,485	8,487	(20,729)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	(619)	(599)	1,594	(921)	(1,843)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets	36	-	(357)	36	(353)
Cash flow hedges and costs of hedging	408	(398)	42	(259)	105
Share of items relating to equity-accounted entities, net of tax	104	(3)	(105)	44	312
Income tax relating to items that may be reclassified	(24)	80	2	65	66
	(95)	(920)	1,176	(1,035)	(1,713)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(a)	1,306	494	333	4,416	170
Cash flow hedges that will subsequently be transferred to the balance sheet	-	(2)	9	1	7
Income tax relating to items that will not be reclassified	(434)	(130)	(89)	(1,317)	(105)
	872	362	253	3,100	72
Other comprehensive income	777	(558)	1,429	2,065	(1,641)
Total comprehensive income	3,355	(2,903)	2,914	10,552	(22,370)
Attributable to
BP shareholders	3,095	(3,084)	2,740	9,654	(21,983)
Non-controlling interests	260	181	174	898	(387)
	3,355	(2,903)	2,914	10,552	(22,370)

(a)      See Note 1 - Basis of preparation - Pensions and other post-retirement benefits for further information.

Top of page 17

Condensed group statement of changes in equity

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2021	71,250	12,076	2,242	85,568

Total comprehensive income	9,654	507	391	10,552
Dividends	(4,316)	-	(311)	(4,627)
Cash flow hedges transferred to the balance sheet, net of tax	(10)	-	-	(10)
Repurchase of ordinary share capital	(3,151)	-	-	(3,151)
Share-based payments, net of tax	632	-	-	632
Share of equity-accounted entities' changes in equity, net of tax	556	-	-	556
Issue of perpetual hybrid bonds(a)	(26)	950	-	924
Payments on perpetual hybrid bonds	(7)	(492)	-	(499)
Transactions involving non-controlling interests, net of tax	881	-	(387)	494
At 31 December 2021	75,463	13,041	1,935	90,439

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2020	98,412	-	2,296	100,708

Total comprehensive income	(21,983)	256	(643)	(22,370)
Dividends	(6,367)	-	(238)	(6,605)
Cash flow hedges transferred to the balance sheet, net of tax	6	-	-	6
Repurchase of ordinary share capital	(776)	-	-	(776)
Share-based payments, net of tax	726	-	-	726
Share of equity-accounted entities' changes in equity, net of tax	1,341	-	-	1,341
Issue of perpetual hybrid bonds	(48)	11,909	-	11,861
Payments on perpetual hybrid bonds	-	(89)	-	(89)
Tax on issue of perpetual hybrid bonds	3	-	-	3
Transactions involving non-controlling interests, net of tax	(64)	-	827	763
At 31 December 2020	71,250	12,076	2,242	85,568

(a) See Note 1 - Issuance of hybrid securities for further information.

Top of page 18

Group balance sheet

	31 December	31 December
$ million	2021	2020
Non-current assets
Property, plant and equipment	112,902	114,836
Goodwill	12,373	12,480
Intangible assets	6,451	6,093
Investments in joint ventures	9,982	8,362
Investments in associates	21,001	18,975
Other investments	2,544	2,746
Fixed assets	165,253	163,492
Loans	922	840
Trade and other receivables	2,693	4,351
Derivative financial instruments	7,006	9,755
Prepayments	479	533
Deferred tax assets	6,410	7,744
Defined benefit pension plan surpluses	11,919	7,957
	194,682	194,672
Current assets
Loans	355	458
Inventories	23,711	16,873
Trade and other receivables	27,139	17,948
Derivative financial instruments	5,744	2,992
Prepayments	2,486	1,269
Current tax receivable	542	672
Other investments	280	333
Cash and cash equivalents	30,681	31,111
	90,938	71,656
Assets classified as held for sale (Note 2)	1,652	1,326
	92,590	72,982
Total assets	287,272	267,654
Current liabilities
Trade and other payables	52,611	36,014
Derivative financial instruments	7,565	2,998
Accruals	5,638	4,650
Lease liabilities	1,747	1,933
Finance debt	5,557	9,359
Current tax payable	1,554	1,038
Provisions	5,256	3,761
	79,928	59,753
Liabilities directly associated with assets classified as held for sale (Note 2)	359	46
	80,287	59,799
Non-current liabilities
Other payables	10,567	12,112
Derivative financial instruments	6,356	5,404
Accruals	968	852
Lease liabilities	6,864	7,329
Finance debt	55,619	63,305
Deferred tax liabilities	8,780	6,831
Provisions	19,572	17,200
Defined benefit pension plan and other post-retirement benefit plan deficits	7,820	9,254
	116,546	122,287
Total liabilities	196,833	182,086
Net assets	90,439	85,568
Equity
BP shareholders' equity	75,463	71,250
Non-controlling interests	14,976	14,318
Total equity	90,439	85,568

Top of page 19

Condensed group cash flow statement

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Operating activities
Profit (loss) before taxation	4,042	(495)	1,090	15,227	(24,888)
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	3,909	3,976	3,580	14,972	24,809
Net impairment and (gain) loss on sale of businesses and fixed assets	937	(15)	(1,589)	(2,997)	11,507
Earnings from equity-accounted entities, less dividends received	(201)	(784)	(538)	(2,157)	1,845
Net charge for interest and other finance expense, less net interest paid	74	63	22	466	236
Share-based payments	226	219	179	627	723
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(184)	(80)	(182)	(655)	(282)
Net charge for provisions, less payments	194	666	866	2,934	735
Movements in inventories and other current and non-current assets and liabilities	(1,709)	3,850	(715)	(626)	(85)
Income taxes paid	(1,172)	(1,424)	(444)	(4,179)	(2,438)
Net cash provided by operating activities	6,116	5,976	2,269	23,612	12,162
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(2,772)	(2,647)	(2,922)	(10,887)	(12,306)
Acquisitions, net of cash acquired	(132)	(53)	(17)	(186)	(44)
Investment in joint ventures	(581)	(70)	(529)	(1,440)	(567)
Investment in associates	(148)	(133)	(23)	(335)	(1,138)
Total cash capital expenditure	(3,633)	(2,903)	(3,491)	(12,848)	(14,055)
Proceeds from disposal of fixed assets	520	(19)	439	1,145	491
Proceeds from disposal of businesses, net of cash disposed	1,745	332	3,564	5,812	4,989
Proceeds from loan repayments	36	33	61	197	717
Cash provided from investing activities	2,301	346	4,064	7,154	6,197
Net cash used in investing activities	(1,332)	(2,557)	573	(5,694)	(7,858)
Financing activities
Net issue (repurchase) of shares (Note 7)	(1,725)	(926)	-	(3,151)	(776)
Lease liability payments	(502)	(506)	(631)	(2,082)	(2,442)
Proceeds from long-term financing	648	2,398	2,619	6,987	14,736
Repayments of long-term financing	(2,963)	(6,745)	(3,191)	(16,804)	(12,179)
Net increase (decrease) in short-term debt	969	(81)	(906)	1,077	(1,234)
Issue of perpetual hybrid bonds(a)	65	859	-	924	11,861
Payments relating to perpetual hybrid bonds	(100)	(55)	(62)	(538)	(89)
Payments relating to transactions involving non-controlling interests (Other interest)	-	(560)	-	(560)	(8)
Receipts relating to transactions involving non-controlling interests (Other interest)	12	-	173	683	665
Dividends paid - BP shareholders	(1,077)	(1,101)	(1,059)	(4,304)	(6,340)
- non-controlling interests	(66)	(87)	(75)	(311)	(238)
Net cash provided by (used in) financing activities	(4,739)	(6,804)	(3,132)	(18,079)	3,956
Currency translation differences relating to cash and cash equivalents	(58)	(177)	336	(269)	379
Increase (decrease) in cash and cash equivalents	(13)	(3,562)	46	(430)	8,639
Cash and cash equivalents at beginning of period	30,694	34,256	31,065	31,111	22,472
Cash and cash equivalents at end of period	30,681	30,694	31,111	30,681	31,111

(a)     See Note 1 - Issuance of hybrid securities for further information.

Top of page 20

Notes

Note 1. Basis of preparation

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2020 included in BP Annual Report and Form 20-F 2020.

The directors consider it appropriate to adopt the going concern basis of accounting in preparing the interim financial statements. The ongoing impact of COVID-19 and the current economic environment has been considered as part of the going concern assessment. Forecast liquidity has been assessed under a number of stressed scenarios to support this assertion. Reverse stress tests indicated that the group will continue to operate as a going concern for at least 12 months from the date of approval of the interim financial statements even if the Brent price fell to zero.

bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. As a result of the UK's withdrawal from the EU, with effect from 1 January 2021, the consolidated financial statements are also prepared in accordance with IFRS as adopted by the UK. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the EU and UK differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2021 which are the same as those used in preparing BP Annual Report and Form 20-F 2020 with the exception of the changes described in the 'Updates to significant accounting policies' section below. There are no other new or amended standards or interpretations adopted from 1 January 2021 onwards that have a significant impact on the financial information.

Considerations in respect of COVID-19 and the current economic environment bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2020. These have been subsequently considered at the end of each quarter to determine if any changes were required to those judgements and estimates as a result of current market conditions. The conditions also result in the valuation of certain assets and liabilities remaining subject to more uncertainty, including those set out below.

Impairment testing assumptions
The group's price assumption for Brent oil was revised during the second and fourth quarters. The assumption up to 2030 was increased from the price disclosed in the BP Annual Report and Form 20-F 2020 to reflect near-term supply constraints whereas the long-term assumption was decreased reaching $55 per barrel by 2040 and $45 per barrel by 2050 (in real 2020 terms) as bp's management expects an acceleration of the pace of transition to a lower carbon economy. The price assumptions for Henry Hub gas were unchanged from those disclosed in BP Annual Report and Form 20-F 2020 except that the assumption for 2022 has been increased during the fourth quarter to reflect short term market conditions. A summary of the group's price assumptions, in real 2020 terms, is provided below:

	2022	2025	2030	2040	2050
Brent oil ($/bbl)	70	60	60	55	45
Henry Hub gas ($/mmBtu)	4.00	3.00	3.00	3.00	2.75

The group has identified upstream oil and gas properties with carrying amounts totalling approximately $28 billion where the headroom, based on the most recent impairment tests performed, was less than or equal to 20% of the carrying value. A change in price or other assumptions within the next financial year may result in a recoverable amount of one or more of these assets above or below the current carrying amount and therefore there is a significant risk of impairment reversals or charges in that period.

The post-tax discount rates used in value-in-use impairment testing of oil and gas properties and refineries remain unchanged at 6%.

Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions remains at 2.0% following the reduction applied in the second quarter (31 December 2020 2.5%).

Pensions and other post-retirement benefits
The group's defined benefit plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the fourth quarter of 2021, the group's total net defined benefit plan surplus as at 31 December 2021 is $4.1 billion, compared to a surplus of $2.4 billion and a deficit of $1.3 billion at 30 September 2021 and 31 December 2020 respectively.

The movement for the year principally reflects net actuarial gains reported in other comprehensive income arising from increases in the UK, US and Eurozone discount rates and positive asset performance, partly offset by increases in inflation rates. Also reflected in the year is a reduction in the liability of the UK funded final salary pension plan which was closed to future accrual on 30 June 2021. A curtailment gain of $0.3 billion was recognized in the income statement in the second quarter. For active members of the scheme at 30 June 2021, benefits payable are now linked to salary as at that date rather than to salary on retirement. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the net defined benefit plan surplus/deficit recognized.

Top of page 21

Note 1. Basis of preparation (continued)

Impairment of financial assets measured at amortized cost
The estimate of the loss allowance recognized on financial assets measured at amortized cost using an expected credit loss approach was determined not to be a significant accounting estimate in preparing BP Annual Report and Form 20-F 2020. Expected credit loss allowances are, however, reviewed and updated quarterly. Allowances are recognized on assets where there is evidence that the asset is credit-impaired and on a forward-looking expected credit loss basis for assets that are not credit-impaired. The current economic environment and future credit risk outlook have been considered in updating the estimate of loss allowances with no significant impact in the quarter.

The group continues to believe that the calculation of expected credit loss allowances is not a significant accounting estimate. The group continues to apply its credit policy as disclosed in BP Annual Report and Form 20-F 2020 - Financial statements - Note 29 Financial instruments and financial risk factors - credit risk.

Other accounting judgements and estimates
All other significant accounting judgements and estimates disclosed in BP Annual Report and Form 20-F 2020 remain applicable and no new significant accounting judgements or estimates have been identified specifically arising from the impact of COVID-19.

Issuance of hybrid securities
During the second half of 2021, a group subsidiary issued perpetual subordinated hybrid capital securities of $950 million. The proceeds from this issuance were specifically earmarked to fund a forward purchase and leaseback of an under-construction floating, production, storage, and offloading vessel (FPSO) to be used on one of the group's major projects.

As the group has the unconditional right to defer interest and principal indefinitely, they are classified as equity instruments and reported within non-controlling interests in the condensed consolidated financial statements.

Updates to significant accounting policies
Change in accounting policy - Interest Rate Benchmark Reform - Phase II
The replacement of key interest rate benchmarks such as the London Inter-bank Offered Rate (LIBOR) with alternative benchmarks in the US, UK, EU and other territories occurred at the end of 2021 for most benchmarks, with remaining USD LIBOR tenors expected to cease in 2023. bp is primarily exposed to 3 month USD LIBOR that will be available until June 2023.

Amendments to IFRS 9 'Financial instruments', IFRS 16 'Leases' and other IFRSs were issued by the IASB in August 2020 to provide practical expedients and reliefs when changes are made to contractual cash flows or hedging relationships because of the transition from Inter-bank Offered Rates to alternative risk-free rates. bp adopted these amendments from 1 January 2021 and they were applied prospectively from that date.

bp has an internal working group on interest rate benchmark reform to monitor market developments and manage the transition to alternative benchmark rates. The impacts on contracts and arrangements that are linked to interest rate benchmarks, for example, borrowings, leases and derivative contracts, have been assessed and transition plans have either been executed or are being developed. bp is also participating on external committees and task forces dedicated to interest rate benchmark reform.

Change in segmentation
During the first quarter of 2021, the group's reportable segments were changed consistent with a change in the way that resources are allocated and performance is assessed by the chief operating decision maker, who for bp is the chief executive officer, from that date. From the first quarter of 2021, the group's reportable segments are gas & low carbon energy, oil production & operations, customers & products, and Rosneft. At 31 December 2020, the group's reportable segments were Upstream, Downstream and Rosneft.

Gas & low carbon energy comprises regions with upstream businesses that predominantly produce natural gas, gas marketing and trading activities and the group's renewables businesses, including biofuels, solar and wind. Gas producing regions were previously in the Upstream segment. The group's renewables businesses were previously part of 'Other businesses and corporate'.

Oil production & operations comprises regions with upstream activities that predominantly produce crude oil. These activities were previously in the Upstream segment.

Customers & products comprises the group's customer-focused businesses, spanning convenience and mobility, which includes fuels retail and next-gen offers such as electrification, as well as aviation, midstream, and Castrol lubricants. It also includes our oil products businesses, refining & trading. The petrochemicals business will also be reported in restated comparative information as part of the customers and products segment up to its sale in December 2020. The customers & products segment is, therefore, substantially unchanged from the former Downstream segment with the exception of the Petrochemicals disposal.

The Rosneft segment is unchanged and continues to include equity-accounted earnings from the group's investment in Rosneft.

The segment measure of profit or loss continues to be replacement cost profit or loss before interest and tax, which reflects the replacement cost of supplies by excluding from profit or loss before interest and tax inventory holding gains and losses. See Note 4 for further information.

Comparative information for 2020 has been restated in Notes 4, 5 and 6 to reflect the changes in reportable segments.

New significant judgement - Investment in Aker BP
Judgement is required in assessing the level of control or influence over another entity in which the group holds an interest. For bp, the judgement that the group expects to continue to have significant influence over Aker BP, a Norwegian oil and gas company, following completion of its proposed acquisition of Lundin Energy is significant. As a consequence of this judgement, bp has classified $0.6 billion as an asset held for sale, reflecting the highly probable deemed disposal of a part of bp's equity accounted

Top of page 22

Note 1. Basis of preparation (continued)

interest as a result of the transaction. See note 2 for further information. If significant influence was not present following completion, the carrying amount of bp's entire interest in Aker BP would be classified as an asset held for sale.

Significant influence is defined in IFRS as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Significant influence is presumed when an entity owns 20% or more of the voting power of the investee. Significant influence is presumed not to be present when an entity owns less than 20% of the voting power of the investee.

bp owned 27.85% of the voting shares of Aker BP at 31 December 2021 and significant influence was presumed. On completion of the acquisition of Lundin Energy, which remains subject to shareholder and regulatory approval, bp expects to own 15.9% of the voting shares of Aker BP. IFRS identifies several indicators that may provide evidence of significant influence, including representation on the board of directors of the investee and participation in policy-making processes. bp's group chief financial officer, Murray Auchincloss, has been a member of the Aker BP board since 2017. bp's other nominated director, Kate Thomson has been a member of the Aker BP board since formation of that company in 2016. She is also a member of the Aker BP board's Audit and Risk Committee. These memberships are not expected to change following the transaction. bp also holds the voting rights at general meetings of shareholders conferred by its stake in Aker BP. bp's management considers, therefore, that the group will retain significant influence, as defined by IFRS, over Aker BP following the acquisition of Lundin Energy.

Voluntary change in accounting policy - Presentation of revenues and purchases relating to physically settled derivative contracts bp routinely enters into transactions for the sale and purchase of commodities that are physically settled and meet the definition of a derivative financial instrument. These contracts are within the scope of IFRS 9 and as such, prior to settlement, changes in the fair value of these derivative contracts are presented as gains and losses within other operating revenues. The group previously presented revenues and purchases for such contracts on a gross basis in the income statement upon physical settlement.

These transactions have historically represented a substantial portion of the revenues and purchases reported in the group's consolidated financial statements.

The change in strategic direction of the group, supported by organizational changes to implement the strategy from 1 January 2021, resulted in the group determining that the revenue and corresponding purchases relating to such transactions should be presented net, as gains or losses within other operating revenues, from that date. Physically settled derivative contracts were previously presented on a gross basis and included in other operating revenues and purchases; however, under the new accounting policy, such contracts will be  presented on a net basis within other operating revenues to the extent that they relate to trading or optimization activities.

Additionally the group's trading activity has continued to evolve over time from one of capturing third-party physical trades to provide flow assurance to one with increasing levels of optimization, taking advantage of price volatility and fluctuations in demand and supply, which will continue under the new strategy, further supporting the change in presentation. The new presentation provides reliable and more relevant information for users of the accounts as the group's revenue recognition is more closely aligned with its assessment of 'Scope 3' emissions from its products, its 'Net Zero' ambition and how management monitors and manages performance of such contracts. Comparative information for sales and other operating revenues and purchases for 2020 has been restated as shown in the table below. There is no significant impact on comparative information for profit before income and tax or earnings per share.

In addition, as disclosed in the group's 2020 financial statements, in 2020 revenues from physically settled derivative contracts were reclassified as other operating revenues and were no longer presented together with revenues from contracts with customers. In these financial statements certain other similar contracts have been reclassified as other operating revenues and then been subject to net presentation as described above. Comparative information for natural gas, LNG and NGLs, and non-oil products and other revenue from contracts with customers in Note 5 has been amended to align with current period presentation as shown in the table below.

Top of page 23

Note 1. Basis of preparation (continued)

	Fourth	Fourth		Full	Full
	quarter	quarter		year	year
	2020	2020	Impact of net	2020	2020	Impact of net
$ million		Restated	presentation(a)		Restated	presentation(a)
Sales and other operating revenues (Note 5)
gas & low carbon energy	4,091	3,188	(903)	18,467	16,275	(2,192)
oil production & operations	4,100	4,100	-	17,234	17,234	-
customers & products	41,513	24,033	(17,480)	162,974	90,744	(72,230)
other businesses & corporate	405	405	-	1,666	1,666	-
	50,109	31,726	(18,383)	200,341	125,919	(74,422)
Less: sales and other revenues between segments
gas & low carbon energy	616	616	-	2,708	2,708	-
oil production & operations	3,782	3,782	-	15,879	15,879	-
customers & products	486	486	-	158	158	-
other businesses & corporate	436	436	-	1,230	1,230	-
	5,320	5,320	-	19,975	19,975	-
External sales and other operating revenues
gas & low carbon energy	3,475	2,572	(903)	15,759	13,567	(2,192)
oil production & operations	318	318	-	1,355	1,355	-
customers & products	41,027	23,547	(17,480)	162,816	90,586	(72,230)
other businesses & corporate	(31)	(31)	-	436	436	-
Total sales and other operating revenues	44,789	26,406	(18,383)	180,366	105,944	(74,422)
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	1,185	1,185	-	5,048	5,048	-
Oil products	16,216	16,216	-	63,564	63,564	-
Natural gas, LNG and NGLs	3,252	2,695	(557)	12,726	10,762	(1,964)
Non-oil products and other revenues from contracts with customers	2,608	2,589	(19)	9,840	9,779	(61)
Revenues from contracts with customers	23,261	22,685	(576)	91,178	89,153	(2,025)
Other operating revenues	21,528	3,721	(17,807)	89,188	16,791	(72,397)
Total sales and other operating revenues	44,789	26,406	(18,383)	180,366	105,944	(74,422)
(a) Total purchases for the fourth quarter and full year 2020 have been re-stated by the equal and opposite amount as total sales and other operating revenues.

Note 2. Non-current assets held for sale

The carrying amount of assets classified as held for sale at 31 December 2021 is $1,652 million, with associated liabilities of $359 million.

In August 2021, bp and PetroChina established Basra Energy Company, an incorporated joint venture, intended to own and manage the companies' interests in the Rumaila field in Iraq. Subject to approvals and clearances, the transaction is expected to complete during the first half of 2022. Assets of $1,009 million and associated liabilities of $333 million have been classified as held for sale in the group balance sheet at 31 December 2021.

On 21 December 2021, Aker BP, an associate of bp, announced the proposed acquisition of Lundin Energy for consideration in cash and new Aker BP shares. bp currently holds a 27.9% interest in Aker BP. Following completion of the transaction, which is subject to approvals, this is expected to become a 15.9% interest in the combined company. $595 million of bp's investment in Aker BP has therefore been classified as held for sale in the group's balance sheet.

At 31 December 2020 the balance consisted primarily of a 20% participating interest from BP's 60% participating interest in Block 61 in Oman, which is reported in the gas & low carbon energy segment. As announced on 1 February 2021, bp agreed to sell this interest to PTT Exploration and Production Public Company Limited (PTTEP) of Thailand for a total consideration of up to $2.6 billion, subject to final adjustments. On 28 March, a royal decree was published approving the sale and $2.4 billion was received in March 2021.

  Top of page 24

Note 3. Impairment and losses on sale of businesses and fixed assets(a)

Net impairment charges net of losses on sale of businesses and fixed assets for the fourth quarter were $1,223 million and impairment reversals net of losses on sale of businesses and fixed assets for the full year 2021 were $1,121 million respectively (charges of $1,168 million and $14,381 million for the comparative periods in 2020) and include net impairment charges for the fourth quarter of 2021 of $1,137 million and net impairment reversals for the full year 2021 of $1,351 million (charges of $777 million and $13,701 million for the comparative periods in 2020).

gas & low carbon energy segment

In the gas & low carbon energy segment there was a net impairment reversal of $553 million and $1,504 million for the fourth quarter and full year 2021 respectively (charges of $23 million and $6,211 million for the comparative periods in 2020).

Impairment reversals for the fourth quarter and full year 2021 mainly relate to producing assets and principally arose as a result of changes to the group's oil and gas price assumptions and re-assessment of reserves. They include amounts in Trinidad and India for the fourth quarter and the full year also includes amounts in Azerbaijan. The recoverable amounts of the cash generating units within these businesses were based on value-in-use calculations. They have been offset by impairment charges in the fourth quarter and full year 2021 which principally arose as a result of increased future expenditure.

oil production & operations segment

In the oil production & operations segment there was a net impairment charge of $790 million for the fourth quarter and a net impairment reversal of $862 million for the full year 2021 (charges of $648 million and $6,637 million for the comparative periods in 2020).

Impairment charges for the fourth quarter and for the full year 2021 principally related to anticipated portfolio changes. Impairment reversals for the full year 2021 mainly relate to producing assets and principally arose as a result of changes to the group's oil and gas price assumptions and re-assessment of reserves. They include amounts in BPX Energy and the North Sea. The recoverable amounts of the cash generating units within these businesses were based on value-in-use calculations.

customers & products segment

Impairment charges in the customer & products segment were $885 million and $949 million for the fourth quarter and full year 2021 respectively (charges of $104 million and $840 million for the comparative periods in 2020). 2021 impairment charges principally relate to increased future expenditure and anticipated portfolio changes in the products business. The recoverable amounts of the cash generating units within this business were based on value-in-use calculations.

(a) All disclosures are pre-tax.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
gas & low carbon energy	1,911	(4,135)	(638)	2,133	(7,068)
oil production & operations	3,212	2,692	66	10,501	(14,583)
customers & products	(426)	1,060	1,245	2,208	3,418
Rosneft	555	868	270	2,429	(149)
other businesses & corporate	(924)	(750)	288	(2,777)	(579)
	4,328	(265)	1,231	14,494	(18,961)
Consolidation adjustment - UPII*	(7)	(42)	(77)	(67)	89
RC profit (loss) before interest and tax*	4,321	(307)	1,154	14,427	(18,872)
Inventory holding gains (losses)*
gas & low carbon energy	(8)	15	10	33	19
oil production & operations	-	(1)	10	8	(2)
customers & products	412	451	650	3,355	(2,796)
Rosneft (net of tax)	68	35	25	259	(89)
Profit (loss) before interest and tax	4,793	193	1,849	18,082	(21,740)
Finance costs	759	693	749	2,857	3,115
Net finance expense/(income) relating to pensions and other post-retirement benefits	(8)	(5)	10	(2)	33
Profit (loss) before taxation	4,042	(495)	1,090	15,227	(24,888)

RC profit (loss) before interest and tax*
US	959	1,964	(21)	5,785	(4,016)
Non-US	3,362	(2,271)	1,175	8,642	(14,856)
	4,321	(307)	1,154	14,427	(18,872)
(a)Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.

Top of page 25

Note 5. Sales and other operating revenues(a)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
By segment
gas & low carbon energy	14,545	2,554	3,188	30,840	16,275
oil production & operations	7,482	6,285	4,100	24,519	17,234
customers & products	37,446	34,382	24,033	130,095	90,744
other businesses & corporate	484	423	405	1,724	1,666
	59,957	43,644	31,726	187,178	125,919

Less: sales and other operating revenues between segments
gas & low carbon energy	1,199	1,269	616	4,563	2,708
oil production & operations	7,202	5,423	3,782	22,408	15,879
customers & products	650	354	486	1,226	158
other businesses & corporate	352	424	436	1,242	1,230
	9,403	7,470	5,320	29,439	19,975

External sales and other operating revenues
gas & low carbon energy	13,346	1,285	2,572	26,277	13,567
oil production & operations	280	862	318	2,111	1,355
customers & products	36,796	34,028	23,547	128,869	90,586
other businesses & corporate	132	(1)	(31)	482	436
Total sales and other operating revenues	50,554	36,174	26,406	157,739	105,944

By geographical area
US	17,927	15,372	9,036	63,095	35,631
Non-US	43,423	28,578	22,447	128,584	88,721
	61,350	43,950	31,483	191,679	124,352
Less: sales and other operating revenues between areas	10,796	7,776	5,077	33,940	18,408
	50,554	36,174	26,406	157,739	105,944

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil(b)	1,583	1,275	1,185	5,483	5,048
Oil products	29,790	27,699	16,216	101,418	63,564
Natural gas, LNG and NGLs(b)(c)	10,449	5,475	2,695	24,378	10,762
Non-oil products and other revenues from contracts with customers(c)	806	2,275	2,589	6,082	9,779
Revenue from contracts with customers	42,628	36,724	22,685	137,361	89,153
Other operating revenues(d)	7,926	(550)	3,721	20,378	16,791
Total sales and other operating revenues	50,554	36,174	26,406	157,739	105,944

(a)      Comparative information for 2020 has been restated for the changes in reportable segments and also for the changes to net presentation of revenues and purchases relating to physically settled derivative contracts effective 1 January 2021. For more information see Note 1 Basis of preparation - Voluntary change in accounting policy and Change in segmentation.

(b)     An amendment of $1,017 million has been made to amounts presented for the third quarter 2021.

(c)      Comparative information has been amended for certain contracts that have been reclassified to other operating revenues and restated to reflect the presentation described in Note 1 Basis of preparation - Voluntary change in accounting policy.

(d)     Principally relates to commodity derivative transactions.

Top of page 26

Note 6. Depreciation, depletion and amortization(a)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,265	1,230	721	4,464	3,457
oil production & operations	1,628	1,767	1,786	6,528	7,787
customers & products	754	747	748	3,000	2,990
other businesses & corporate	216	200	171	813	655
	3,863	3,944	3,426	14,805	14,889
Total depreciation, depletion and amortization by geographical area
US	1,209	1,206	1,174	4,697	5,194
Non-US	2,654	2,738	2,252	10,108	9,695
	3,863	3,944	3,426	14,805	14,889

(a)      Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 basis of preparation - Change in segmentation.

Note 7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. During the fourth quarter 2021 371 million of ordinary shares were repurchased for cancellation for a total cost of $1,725 million, including transaction costs of $9 million, as part of the share buyback programme announced on 27 April 2021. This brings the total number of shares repurchased in the full year to 707 million for a total cost of $3,151 million. A further 95 million of shares have been repurchased in January 2022 at a total cost of $500 million to offset the expected full year dilution from the vesting of awards under employee share schemes in 2022. The number of shares in issue is reduced when shares are repurchased.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Results for the period
Profit (loss) for the period attributable to bp shareholders	2,326	(2,544)	1,358	7,565	(20,305)
Less: preference dividend	-	1	-	2	1
Profit (loss) attributable to bp ordinary shareholders	2,326	(2,545)	1,358	7,563	(20,306)

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	19,800,620	20,150,186	20,233,240	20,128,862	20,221,514
ADS equivalent(c)	3,300,103	3,358,364	3,372,206	3,354,810	3,370,252

Weighted average number of shares outstanding used to calculate diluted earnings per share	19,947,023	20,150,186	20,329,326	20,260,388	20,221,514
ADS equivalent(c)	3,324,503	3,358,364	3,388,221	3,376,731	3,370,252

Shares in issue at period-end	19,642,221	20,008,900	20,264,027	19,642,221	20,264,027
ADS equivalent(c)	3,273,703	3,334,816	3,377,337	3,273,703	3,377,337

(a)      Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.

(b)     If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the third quarter 2021 and full year 2020 are 123,543 thousand (ADS equivalent 20,591 thousand) and 101,450 thousand (ADS equivalent 16,908 thousand) respectively.

(c)      One ADS is equivalent to six ordinary shares.

Top of page 27

Note 8. Dividends

Dividends payable
BP today announced an interim dividend of 5.46 cents per ordinary share which is expected to be paid on 25 March 2022 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 18 February 2022. The ex-dividend date will be 17 February 2022. The corresponding amount in sterling is due to be announced on 15 March 2022, calculated based on the average of the market exchange rates over three dealing days between 9 March 2022 and 11 March 2022. Holders of ADSs are expected to receive $0.3276 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2021 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the fourth quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
Dividends paid per ordinary share
cents	5.460	5.460	5.250	21.420	31.500
pence	4.105	3.953	3.917	15.538	24.458
Dividends paid per ADS (cents)	32.76	32.76	31.50	128.52	189.00

Note 9. Net debt

Net debt*	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Finance debt(a)	61,176	63,214	72,664	61,176	72,664
Fair value (asset) liability of hedges related to finance debt(b)	118	(549)	(2,612)	118	(2,612)
`	61,294	62,665	70,052	61,294	70,052
Less: cash and cash equivalents	30,681	30,694	31,111	30,681	31,111
Net debt(c)	30,613	31,971	38,941	30,613	38,941
Total equity	90,439	89,266	85,568	90,439	85,568
Gearing*	25.3%	26.4%	31.3%	25.3%	31.3%
(a)      The fair value of finance debt at 31 December 2021 was $62,946 million (30 September 2021 $65,316 million, 31 December 2020 $76,092 million).

(b)     Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $166 million at 31 December 2021 (third quarter 2021 liability of $151 million and fourth quarter 2020 liability of $236 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

(c)      Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

As part of actively managing its debt portfolio, in the fourth quarter the group bought back $2.9 billion of finance debt (third quarter 2021 $4.2 billion; fourth quarter 2020 $nil) consisting entirely of US dollar bonds. Year to date the group has bought back a total of $11.0 billion equivalent of finance debt ($4.0 billion for the comparative period in 2020) primarily consisting of US dollar, euro and sterling bonds. Derivatives associated with non-US dollar debt bought back were also terminated. There was no significant impact on net debt or gearing as a result of these transactions.

Note 10. Inventory valuation

A provision of $64 million was held against hydrocarbon inventories at 31 December 2021 ($129 million at 30 September 2021 and $216 million at 31 December 2020) to write them down to their net realizable value. As a result of the changes in strategic direction of the group and the evolution of the trading strategy set out in Note 1, from 1 January, certain inventory, totalling $11.4 billion as at 31 December 2021 ($12.8 billion as at 30 September 2021), is now treated as trading inventory and is valued at fair value whereas the equivalent inventory was previously valued at the lower of cost or net realisable value in prior periods.

Note 11. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 7 February 2022, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2021. BP Annual Report and Form 20-F 2020 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 28

Additional information

Capital expenditure*(a)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Capital expenditure
Organic capital expenditure*	3,512	2,850	2,949	11,779	12,034
Inorganic capital expenditure*(b)(c)	121	53	542	1,069	2,021
	3,633	2,903	3,491	12,848	14,055

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Capital expenditure by segment
gas & low carbon energy(b)	1,037	1,072	1,470	4,741	4,608
oil production & operations	1,272	1,099	1,133	4,838	5,829
customers & products	1,224	597	770	2,872	3,315
other businesses & corporate	100	135	118	397	303
	3,633	2,903	3,491	12,848	14,055
Capital expenditure by geographical area
US	1,305	1,176	1,305	4,858	4,482
Non-US	2,328	1,727	2,186	7,990	9,573
	3,633	2,903	3,491	12,848	14,055
(a)      Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.

(b)     Full year 2021 includes the final payment of $712 million in respect of the strategic partnership with Equinor.

(c)      Fourth quarter and full year 2020 includes a $500 million deposit in respect of the strategic partnership with Equinor. Full year 2020 includes $1 billion relating to an investment in a 49% interest in the group's Indian fuels and mobility venture with Reliance industries. Full year 2020 also includes amounts relating to the 25-year extension to our ACG production-sharing agreement* in Azerbaijan.

Top of page 29

Adjusting items*(a)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
gas & low carbon energy
Gains on sale of businesses and fixed assets(b)	-	-	-	1,034	-
Net impairment and losses on sale of businesses and fixed assets(c)	553	(197)	(23)	1,503	(6,220)
Environmental and other provisions	-	-	-	-	-
Restructuring, integration and rationalization costs(d)	(4)	-	(87)	(33)	(127)
Fair value accounting effects(e)(f)	(790)	(5,808)	(677)	(7,662)	(738)
Other(g)	(59)	63	(5)	(237)	(672)
	(300)	(5,942)	(792)	(5,395)	(7,757)
oil production & operations
Gains on sale of businesses and fixed assets	224	261	257	869	360
Net impairment and losses on sale of businesses and fixed assets(c)	(799)	33	(830)	776	(7,012)
Environmental and other provisions(h)	(235)	(68)	20	(1,144)	(2)
Restructuring, integration and rationalization costs(d)	(2)	4	(125)	(92)	(278)
Fair value accounting effects	-	-	-	-	-
Other(g)(i)	-	1	181	(200)	(1,763)
	(812)	231	(497)	209	(8,695)
customers & products
Gains on sale of businesses and fixed assets(j)	62	(25)	2,310	(52)	2,320
Impairment and losses on sale of businesses and fixed assets(c)	(961)	(58)	(313)	(1,097)	(1,136)
Environmental and other provisions	(102)	(1)	(33)	(111)	(33)
Restructuring, integration and rationalization costs(d)	24	16	(522)	(11)	(633)
Fair value accounting effects(f)	146	(30)	(284)	436	(149)
Other(k)	(206)	-	(39)	(209)	(39)
	(1,037)	(98)	1,119	(1,044)	330
Rosneft
Other	(190)	(55)	(41)	(291)	(205)
	(190)	(55)	(41)	(291)	(205)
other businesses & corporate
Gains on sale of businesses and fixed assets	-	-	190	-	194
Net impairment and losses on sale of businesses and fixed assets	(9)	1	(1)	(59)	(1)
Environmental and other provisions	(144)	(65)	(122)	(281)	(177)
Restructuring, integration and rationalization costs(d)	(2)	(12)	(57)	(113)	(258)
Gulf of Mexico oil spill	(24)	(17)	(140)	(70)	(255)
Fair value accounting effects(f)	(212)	(263)	450	(849)	675
Other	2	(21)	77	(22)	125
	(389)	(377)	397	(1,394)	303
Total before interest and taxation	(2,728)	(6,241)	186	(7,915)	(16,024)
Finance costs(l)(m)	(257)	(175)	(191)	(782)	(625)
Total before taxation	(2,985)	(6,416)	(5)	(8,697)	(16,649)
Total taxation(n)	888	160	715	621	4,235
Total after taxation for period	(2,097)	(6,256)	710	(8,076)	(12,414)

(a)      Prior to 2021 adjusting items were reported under two different headings - non-operating items and fair value accounting effects. Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.

(b)     Full year 2021 relates to a gain from the divestment of a 20% stake in Oman Block 61.

(c)      See Note 3 for further information.

(d)     All periods in 2021 include charges and write-backs on provisions for restructuring costs associated with the reinvent programme that was formalized in 2020.
(e)      Under IFRS bp marks-to-market the derivative financial instruments used to risk-manage LNG contracts, but does not mark-to-market the physical LNG contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect removes this mismatch, and the underlying result reflects how bp risk-manages its LNG contracts.
(f)   For further information, including the nature of fair value accounting effects reported in each segment, see page 36.
(g)      Full year 2020 includes the exploration write-off of $673 million in gas and low carbon energy relating to fair value ascribed to certain licences as part of the accounting at the time of acquisition of gas & low carbon assets in India and the impairment of certain intangible assets in Mauritania and Senegal and $1,301 million in oil production & operations relating to fair value ascribed to certain licences as part of the accounting at the time of acquisition of oil production & operations assets in Brazil and the Gulf of Mexico.

Top of page 30

(h)     Full year 2021 include adjustments relating to the change in discount rate on retained decommissioning provisions and the recognition of a decommissioning provision in relation to certain assets previously sold to a third party where the decommissioning obligation transferred may revert to bp due to the financial condition of the current owner.

(i)       Full year 2021 includes a $415-million charge relating to a remeasurement of deferred tax balances in our equity-accounted entity in Argentina following income tax rate changes partially offset by impairment reversals in equity-accounted entities.

(j)       Fourth quarter and full year 2020 include a gain of $2.3 billion on the sale of our petrochemicals business.

(k)     Fourth quarter and full year 2021 include amounts arising in relation to the amendment of the timing of recognition of certain customer incentives in our customers business.

(l)       All periods presented include the unwinding of discounting effects relating to Gulf of Mexico oil spill payables and the income statement impact associated with the buyback of finance debt. See Note 9 for further information.

(m)    From first quarter 2021 bp is presenting temporary valuation differences associated with the group's interest rate and foreign currency exchange risk management of finance debt as an adjusting item within finance costs. In 2020 these amounts were presented within production and manufacturing expenses and as an 'other' adjusting item in the other business & corporate segment. Relevant amounts in the comparative periods presented were not material.

(n)     Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

Net debt including leases

Net debt including leases*	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Net debt	30,613	31,971	38,941	30,613	38,941
Lease liabilities	8,611	8,628	9,262	8,611	9,262
Net partner (receivable) payable for leases entered into on behalf of joint operations	187	111	(7)	187	(7)
Net debt including leases	39,411	40,710	48,196	39,411	48,196
Total equity	90,439	89,266	85,568	90,439	85,568
Gearing including leases*	30.4%	31.3%	36.0%	30.4%	36.0%

Gulf of Mexico oil spill

	31 December	31 December
$ million	2021	2020
Gulf of Mexico oil spill payables and provisions	(10,433)	(11,436)
Of which - current	(1,279)	(1,444)

Deferred tax asset	3,959	5,471

During the second quarter pre-tax payments of $1,199 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2020 - Financial statements - Notes 7, 9, 20, 22, 23, 29, and 33.

Top of page 31

Working capital* reconciliation(a)

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(b)	(1,709)	3,850	(715)	(626)	(85)
Adjusted for inventory holding gains (losses)* (Note 4 excluding Rosneft)	404	465	670	3,396	(2,779)
Adjusted for fair value accounting effects	(856)	(6,101)	(511)	(8,075)	(212)
Working capital release (build) after adjusting for net inventory gains (losses) and fair value accounting effects	(2,161)	(1,786)	(556)	(5,305)	(3,076)

After adjusting for Gulf of Mexico oil spill outflows				(3,923)	(1,496)

(a)Commencing with second quarter 2021 results fair value accounting effects have been included in the working capital reconciliation. For further information see Glossary page 40.

(b)    The movement in working capital includes outflows relating to the Gulf of Mexico oil spill on a pre-tax basis of $7 million and $1,382 million in the fourth quarter and full year of 2021 respectively. For the same periods in 2020 the amount was an outflow of $41 million and $1,580 million respectively. Net cash outflows relating to the Gulf of Mexico oil spill in 2021 and 2020 include payments made under the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states.

Surplus cash flow* reconciliation

	Fourth
	quarter	Year
$ million	2021	2021
Sources:
Net cash provided by operating activities	6,116	23,612
Cash provided from investing activities	2,301	7,154
Receipts relating to transactions involving non-controlling interests	12	683
Cash inflow	8,429	31,449

Uses:
Lease liability payments	(502)	(2,082)
Payments on perpetual hybrid bonds	(100)	(538)
Dividends paid - BP shareholders	(1,077)	(4,304)
- non-controlling interests	(66)	(311)
Total capital expenditure*	(3,633)	(12,848)
Net repurchase of shares relating to employee share schemes	-	(500)
Payments relating to transactions involving non-controlling interests	-	(560)
Currency translation differences relating to cash and cash equivalents	(58)	(269)
Cash outflow	(5,436)	(21,412)

Cash used to meet net debt target	-	(3,729)

Surplus cash flow	2,993	6,308

Top of page 32

Adjusted EBIDA*

	Year	Year
$ million	2021	2020
Profit (loss) before interest and tax	18,082	(21,740)
Inventory holding (gains) losses*, before tax	(3,655)	2,868
RC profit before interest and tax	14,427	(18,872)
Net (favourable) adverse impact of adjusting items*, before interest and tax	7,915	16,024
Underlying RC profit before interest and tax	22,342	(2,848)
Taxation on an underlying RC basis	(6,532)	(743)
	15,810	(3,591)
Add back:
Depreciation, depletion and amortization	14,805	14,889
Exploration expenditure written off, net of adjusting items(a)	168	7,946
Adjusted EBIDA	30,783	19,244
(a)      There are no adjusting items in 2021. For 2020, exploration expenditure written off was $9,920 million, of which adjusting items were $1,974 million.

Return on average capital employed (ROACE)*

	Year	Year
$ million	2021	2020
Profit (loss) for the year attributable to bp shareholders	7,565	(20,305)
Inventory holding (gains) losses*, net of tax	(2,826)	2,201
Adjusting items*, after taxation	8,076	12,414
Underlying replacement cost (RC) profit*	12,815	(5,690)
Interest expense, net of tax(a)	1,127	1,402
Non-controlling interests	922	(424)
Adjusted underlying RC profit	14,864	(4,712)
Total equity	90,439	85,568
Finance debt	61,176	72,664
Capital employed (2021 averaged $154,924 million, 2020 average $163,332 million)	151,615	158,232
Less: Goodwill	12,373	12,480
Cash and cash equivalents	30,681	31,111
	108,561	114,641
Average capital employed (excluding goodwill and cash and cash equivalents)	111,601	124,367
ROACE	13.3%	(3.8)%

(a)      Finance costs, as reported in the Group income statement, were $2,857 million (2020 $3,115 million). Interest expense which totals $1,322 million (2020 $1,808 million) on a pre-tax basis is finance costs excluding lease interest of $306 million (2020 $350 million), unwinding of discount on provisions and other payables of $890 million (2020 $957 million) and for 2021 other adjusting items related to finance costs of $339 million. Interest expense included above is calculated on a post-tax basis.

Top of page 33

Reconciliation of customers & products RC profit before interest and tax* to underlying RC profit before interest and tax to adjusted EBITDA* by business

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
$ million	2021	2021	2020	2021	2020
RC profit before interest and tax for customers & products	(426)	1,060	1,245	2,208	3,418
Less: Adjusting items gains (charges)	(1,037)	(98)	1,119	(1,044)	330
Underlying RC profit before interest and tax for customers & products	611	1,158	126	3,252	3,088
By business:
customers - convenience & mobility	637	806	682	3,052	2,883
Castrol - included in customers	207	231	262	1,037	818
products - refining & trading	(26)	352	(589)	200	(28)
petrochemicals	-	-	33	-	233

Add back: Depreciation, depletion and amortization	754	747	748	3,000	2,990
By business:
customers - convenience & mobility	329	324	324	1,306	1,200
Castrol - included in customers	36	36	42	150	161
products - refining & trading	425	423	422	1,694	1,686
petrochemicals	-	-	2	-	104

Adjusted EBITDA for customers & products	1,365	1,905	874	6,252	6,078
By business:
customers - convenience & mobility	966	1,130	1,006	4,358	4,083
Castrol - included in customers	243	267	304	1,187	979
products - refining & trading	399	775	(167)	1,894	1,658
petrochemicals	-	-	35	-	337

Top of page 34

Realizations* and marker prices

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
Average realizations(a)
Liquids* ($/bbl)
US	65.25	59.87	32.40	56.15	33.06
Europe	80.49	74.02	43.39	70.82	41.79
Rest of World	74.19	68.67	41.60	66.23	37.42
BP Average	71.12	65.63	38.42	62.69	36.16
Natural gas ($/mcf)
US	4.59	3.51	1.76	3.68	1.30
Europe	32.45	17.07	5.37	17.06	3.13
Rest of World	6.94	5.26	3.37	5.11	3.25
BP Average	7.51	5.35	3.10	5.30	2.75
Total hydrocarbons* ($/boe)
US	51.09	45.39	24.20	43.88	23.25
Europe	118.97	81.99	39.39	79.78	35.52
Rest of World	52.93	45.13	29.28	43.72	26.91
BP Average	56.46	47.57	28.48	46.08	26.31
Average oil marker prices ($/bbl)
Brent	79.76	73.51	44.16	70.91	41.84
West Texas Intermediate	77.32	70.54	42.63	68.10	39.25
Western Canadian Select	59.71	56.95	31.57	53.90	28.53
Alaska North Slope	79.74	72.66	44.82	70.56	42.20
Mars	75.21	69.09	43.26	67.28	40.20
Urals (NWE - cif)	77.66	70.63	44.29	68.65	41.71
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	5.84	4.02	2.67	3.85	2.08
UK Gas - National Balancing Point (p/therm)	226.24	118.81	40.46	115.78	24.93

(a)      Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)     Henry Hub First of Month Index.

Exchange rates

	Fourth	Third	Fourth
	quarter	quarter	quarter	Year	Year
	2021	2021	2020	2021	2020
$/£ average rate for the period	1.35	1.38	1.32	1.38	1.28
$/£ period-end rate	1.35	1.34	1.36	1.35	1.36

$/€ average rate for the period	1.14	1.18	1.19	1.18	1.14
$/€ period-end rate	1.13	1.16	1.23	1.13	1.23

$/AUD average rate for the period	0.73	0.73	0.73	0.75	0.69
$/AUD period-end rate	0.73	0.72	0.77	0.73	0.77

Rouble/$ average rate for the period	72.72	73.52	76.16	73.71	72.32
Rouble/$ period-end rate	74.66	72.78	74.44	74.66	74.44

Top of page 35

Legal proceedings

For a full discussion of the group's material legal proceedings, see pages 226-227 of bp Annual Report and Form 20-F 2020.

Glossary

Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.

New metrics have been introduced in 2021 to provide transparency against key strategic value drivers.

Adjusted EBIDA is a non-GAAP measure and is defined as profit or loss before finance costs and net finance expense relating to pensions and other post-retirement benefits and taxation, adjusting for inventory holding gains or losses before tax, adjusting items* before interest and tax, taxation on an underlying RC basis, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). bp believes that adjusted EBIDA is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is profit or loss for the period. A reconciliation of profit or loss for the period to adjusted EBIDA is provided on page 32.

Adjusted EBITDA is a non-GAAP measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items*, adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions, restructuring, integration and rationalization costs, fair value accounting effects, costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-GAAP measures. An analysis of adjusting items by segment and type is shown on page 29. Prior to 2021 adjusting items were reported under two different headings - non-operating items and fair value accounting effects.

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments and customers & products businesses is presented on the same basis.

Cash balance point is defined as the implied Brent oil price for the quarter that would cause the sum of operating cash flow excluding Gulf of Mexico oil spill payments (assuming actual refining marker margins and Henry Hub gas prices for the quarter) and proceeds from loan repayments to equate to the sum of total cash capital expenditure, lease liability payments, dividend paid, and payments on perpetual hybrid bonds.

Consolidation adjustment - UPII is unrealized profit in inventory arising on inter-segment transactions.

Convenience gross margin is a non-GAAP measure. Convenience gross margin is calculated as RC profit before interest and tax for the customers & products segment, excluding RC profit before interest and tax for the refining & trading and petrochemicals businesses, and adjusting items* (as defined above) for the convenience & mobility business to derive underlying RC profit before interest and tax for the convenience & mobility business; subtracting underlying RC profit before interest and tax for the Castrol business; adding back depreciation, depletion and amortization, production and manufacturing, distribution and administration expenses for convenience & mobility (excluding Castrol); subtracting earnings from equity-accounted entities in the convenience & mobility business (excluding Castrol) and gross margin for the retail fuels, next-gen, aviation, B2B and midstream businesses.

Convenience gross margin growth at constant foreign exchange is a non-GAAP measure. This metric requires a calculation of the comparative convenience gross margin ($ million) at current period foreign exchange rates (constant foreign exchange) and compares the current period value with the restated comparative period value, which results in the growth % at constant foreign exchange rates. bp believes the convenience gross margin and growth at constant foreign exchange are useful measures because these measures may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of redefining convenience. The nearest GAAP measure to convenience gross margin is RC profit before interest and tax for the customer & products segment.

Developed renewables to final investment decision (FID) - Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.

Top of page 36

Glossary (continued)

Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Electric vehicle charge points / EV charge points are defined as charge points operated by either bp or a bp joint venture.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.

bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp's gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. Under management's internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas, power and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.

Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp's risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, reduces the measurement differences between that of the derivative financial instruments used to risk manage the LNG contracts and the measurement of the LNG contracts themselves, which therefore gives a better representation of performance in each period.

In addition, from the second quarter 2020 fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Top of page 37

Glossary (continued)

Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 27.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.

Gearing including leases and net debt including leases are non-GAAP measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group's lease portfolio on net debt and gearing. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 30.

Hydrocarbons - Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in projects which expand the group's activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to GAAP information is provided on page 28.

Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.

Inventory holding gains and losses are non-GAAP adjustments to our IFRS profit (loss) and represent:

a.     the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation's production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and

b.     an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation's inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.

The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.

Liquids - Liquids for oil production & operations, gas & low carbon energy and Rosneft comprises crude oil, condensate and natural gas liquids. For oil production & operations and gas & low carbon energy, liquids also includes bitumen.

Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Organic capital expenditure is a non-GAAP measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in developing and maintaining the group's assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to GAAP information is provided on page 28.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.

Top of page 38

Glossary (continued)

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates' operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp's crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp's particular refinery configurations and crude and product slate.

Renewables pipeline - Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.

Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized GAAP measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp's management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to GAAP information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.

Reserves replacement ratio - the extent to which the year's production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.

Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.

Retail sites in growth markets are retail sites that are either bp branded or co-branded with our partners in China, Mexico and Indonesia and also include sites in India through our Jio-bp JV.

Return on average capital employed (ROACE) is a non-GAAP measure. ROACE is defined as underlying replacement cost profit, which is defined as profit or loss  attributable to bp shareholders adjusted for inventory holding gains and losses, adjusting items and related taxation on inventory holding gains and losses and total taxation on adjusting items, after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of  total equity plus finance debt, excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods presented. Interest expense is finance costs as presented on the group income statement, excluding lease interest and the unwinding of the discount on provisions and other payables before tax. bp believes it is helpful to disclose the ROACE because this measure gives an indication of the company's capital efficiency. The nearest GAAP measures of the numerator and denominator are profit or loss for the period attributable to bp shareholders and total equity respectively. The reconciliation of the numerator and denominator is provided on page 32.

We are unable to present forward-looking information of the nearest GAAP measures of the numerator and denominator for ROACE, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to calculate a meaningful comparable GAAP forward-looking financial measure. These items include inventory holding gains or losses and interest net of tax, that are difficult to predict in advance in order to include in a GAAP estimate.

Solomon availability - See Refining availability definition.

Top of page 39

Glossary (continued)

Strategic convenience sites are retail sites, within the bp portfolio, which both sell bp branded fuel and carry one of the strategic convenience brands (e.g. M&S, Rewe to Go). To be considered a strategic convenience brand the convenience offer should be a strategic differentiator in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.

Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement. See page 31 for the components of our sources of cash and uses of cash.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Tier 1 and tier 2 process safety events - Tier 1 events are losses of primary containment from a process of greatest consequence - causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.

Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in a GAAP estimate.

Underlying production - 2021 underlying production, when compared with 2020, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.

Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-GAAP measure and is RC profit or loss* (as defined on page 38) after excluding net adjusting items and related taxation. See page 29 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 1 for the group and pages 6-14 for the segments.

Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders.

Top of page 40

Glossary (continued)

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments. References to upstream exclude Rosneft.

upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and BPX Energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.

upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp's share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses and fair value accounting effects is a non-GAAP measure. It is calculated by adjusting for inventory holding gains/losses reported in the period and from the second quarter onwards, it is also adjusted for fair value accounting effects reported within adjusting items for the period. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities. In the context of describing working capital after adjusting for  Gulf of Mexico oil spill outflows, change in working capital also excludes movements in inventories and other current and non-current assets and liabilities relating to the Gulf of Mexico oil spill.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Trade marks
Trade marks of the bp group appear throughout this announcement. They include:

bp, Amoco, Aral, Castrol ON and Thorntons

Top of page 41

Cautionary statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: expectations regarding the COVID-19 pandemic, including its risks, impacts, consequences, duration, continued restrictions, challenges, bp's response, the impact on bp's financial performance (including cash flows and net debt), operations and credit losses, and the impact on the trading environment, oil and gas prices, and global GDP; expectations regarding the pace of transition to a lower-carbon economy; plans, expectations and assumptions regarding oil and gas demand, supply or prices, the timing of production of reserves, storage levels and decision making by OPEC+; expectations and assumptions underlying liquidity forecasts and reverse stress tests; expectations regarding refining margins, refinery utilization rates and product demand; expectations regarding bp's future financial performance and cash flows; expectations regarding future hydrocarbon production and project ramp-up; expectations regarding supply shortages; expectations with respect to completion of transactions and the timing and amount of proceeds of agreed disposals; expectations with regards to bp's transformation to an IEC; plans and expectations regarding bp's financial framework; expectations regarding price assumptions used in accounting estimates; bp's plans and expectations regarding the amount and timing of share buybacks and quarterly dividends; expectations regarding the amount of full-year dilution from the vesting of awards under employee share schemes in 2022; expectations regarding bp's credit rating, including in respect of maintaining a strong investment grade credit rating; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations with respect to the total depreciation, depletion and amortization, expected tax rate and business and corporate underlying annual charge for 2022; plans and expectations regarding net debt, debt and bp's intentions to strengthen the balance sheet; plans and expectations regarding the divestment programme, including the amount and timing of proceeds, and plans and expectations in respect of reaching $25 billion of divestment and other proceeds by 2025, and expectations that divestment and other proceeds for 2022 will be $2-3 billion; plans and expectations regarding bp's renewable energy and alternative energy businesses; expectations regarding reported and underlying production and related major project ramp-up, capital investments, divestment and maintenance activity; expectations regarding the underlying effective tax rate for 2022; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; plans and expectations regarding capital expenditure, including that capital expenditure, including inorganic capital expenditure, will be within a range of $14-15 billion in 2022 and within a range of $14-16 billion per annum through 2025; expectations regarding Rosneft's operational and financial results, and expectations with respect to Rosneft dividends; and plans and expectations regarding new joint ventures and other agreements, including partnerships and other collaborations with State Power Investment Co. Ltd., Qianhai Foran Energy Co. Ltd, EnBW, Grabango, Aberdeen City Council, and bp's Jio-bp and Yermak Neftegaz LLC JVs, as well as plans and expectations regarding offtake terms for offshore wind projects in New York, the HyGreen Teesside green hydrogen production facility, the start-up of Mad Dog Phase 2 and the Tangguh expansion project, the development of LSbp's pipeline of projects, the completion of the acquisition of the oil and gas business of Lundin Energy, the completion of bp's taking full ownership of BP Midstream Partners LP, the development of EV charge points, the plan to create an integrated energy hub at bp's Castellón refinery in Spain and the completion of the establishment of bp's Basra Energy Company joint venture with PetroChina.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the impact of COVID-19, overall global economic and business conditions impacting our business and demand for our products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2020 and those factors discussed under "Principal risks and uncertainties" in bp's Report on Form 6-K regarding results for the six-month period ended 30 June 2021, as filed with the US Securities and Exchange Commission.

Top of page 42

Contacts

	London	Houston

Press Office	David Nicholas	Brett Clanton
	+44 (0)20 7496 4708	+1 281 366 8346

Investor Relations	Craig Marshall	Geoff Carr
bp.com/investors	+44 (0)20 7496 4962	+1 281 892 3065

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 February 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary